SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EARNINGS RESULTS 3Q23

Videoconference November 10, Friday 09:00 a.m. (New York) / 11:00 a.m. (Brasília) Simultaneously translation Click here to access the replay ri.sabesp.com.br/en/

Earnings Results 3Q23 Page 2

CIA. DE SANEAMENTO BÁSICO

DO ESTADO DE SÃO PAULO – SABESP

Catia Cristina Teixeira Pereira
Chief Financial Officer and Investor

Relations Officer

Luiz Roberto Tiberio
Head of Investor Relations

SABESP announces 3Q23

results

São Paulo, November 09, 2023 - A

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP (B3:

SBSP3; NYSE: SBS), one of the largest

water and sewage services providers in

the world based on the number of

customers, announces today its

third quarter of 2023 results. The

Company’s operating and financial

information, except when indicated

otherwise is presented in Brazilian

Reais, in accordance with the Brazilian

Corporate Law. All comparisons in this

release, unless otherwise stated, refer

to the same period of 2022.

SBSP3: R$ 61.12/share

SBS: US$ 12.32 (ADR=1 share)

Total shares: 683.509.869

Market value: R$ 42,10 billion

Closing quote: 11/09/2023

Earnings Results 3Q23 Page 3

Highlights
01.

Adjusted EBITDA totaled R$ 2,414.0 million in 3Q23, up by R$ 277.8 million (+13.0%) over the R$ 2,136.2 million reported in 3Q22. Consequently, the adjusted EBITDA margin (excluding the construction revenue) reached 47.1% compared to the 46.1% reported in 3Q22.

Consolidated net income reached R$ 846.3 million in the quarter, declining by R$ 234.8 million or 21.7%.

02.

Water supply and sewage services in the Municipality of Olímpia

On October 11, 2023, the Company signed a Concession Agreement to provide public water supply and sanitation services to the Municipality of Olímpia, after establishing SPE SABESP Olímpia S/A. On this date, the SPE started to assist the current service provider DAEMO (Department of Water and Sewage of the Municipality of Olímpia) during a period of 60 days, after which the entire operation will be transferred and carried out by SPE SABESP Olímpia, with the start of the Concession term.

There was no impact in results in 3Q23.

03.

Revenue from sanitation services

Increase of R$ 527.0 million (+10.5%), impacted by: (i) a 9.6% tariff adjustment implemented since May 2023; (ii) a 3.5% increase in total billed volume; and (iii) a higher average tariff due to the increase in ranges with higher consumption in the residential category.

04.

Impacts from the exchange variation

In 3Q23, there was a negative exchange variation, with a YoY impact of R$ 77.2 million, due to the appreciation of the U.S. Dollar and the Yen in 3Q23, compared to the appreciation of the U.S. Dollar and the depreciation of the Yen in 3Q22, as shown below:

	3Q23	3Q22
Foreign currency debt - R$ million	2,483.9	2,617.6
Foreign currency debt as a percentage of total debt - %	13.1	14.0
U.S. dollar variation in the quarter - %	3.9	3.2
Yen variation in the quarter - %	0.5	(3.2)

Earnings Results 3Q23 Page 4

1.	Result for the period

R$ million

		3Q23	3Q22	Var. (R$)%		9M23	9M22	Var. (R$)%
	Revenue from sanitation services	5,539.4	5,012.4	527.0	10.5	15,640.9	13,762.1	1,878.8	13.7
	COFINS and PASEP/TRCF taxes	(418.9)	(374.9)	(44.0)	11.7	(1,110.3)	(1,031.7)	(78.6)	7.6
(=)	Revenue from sanitation services, net	5,120.5	4,637.5	483.0	10.4	14,530.6	12,730.4	1,800.2	14.1
	Construction revenue	1,332.8	1,350.2	(17.4)	(1.3)	3,775.6	3,393.2	382.4	11.3
(=)	Net operating income	6,453.3	5,987.7	465.6	7.8	18,306.2	16,123.6	2,182.6	13.5
	Construction costs	(1,303.2)	(1,319.9)	16.7	(1.3)	(3,691.0)	(3,316.9)	(374.1)	11.3
	Costs and expenses	(3,454.2)	(3,151.3)	(302.9)	9.6	(10,537.4)	(9,258.3)	(1,279.1)	13.8
	Other operating income (expenses), net	6.0	(2.7)	8.7	(322.2)	71.1	2.1	69.0	3,285.7
	Equity results	4.6	6.0	(1.4)	(23.3)	21.0	17.4	3.6	20.7
(=)	Earnings before financial result, income tax, and social contribution	1,706.5	1,519.8	186.7	12.3	4,169.9	3,567.9	602.0	16.9
	Financial result	(428.9)	118.5	(547.4)	(461.9)	(702.5)	134.3	(836.8)	(623.1)
(=)	Earnings before income tax and social contribution	1,277.6	1,638.3	(360.7)	(22.0)	3,467.4	3,702.2	(234.8)	(6.3)
	Income tax and social contribution	(431.3)	(557.2)	125.9	(22.6)	(1,130.2)	(1,223.1)	92.9	(7.6)
(=)	Net income	846.3	1,081.1	(234.8)	(21.7)	2,337.2	2,479.1	(141.9)	(5.7)
	Earnings per share (R$)*	1.24	1.58			3.42	3.63

* Number of shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million

		3Q23	3Q22	Var. (R$)%		9M23	9M22	Var. (R$)%
	Net income	846.3	1,081.1	(234.8)	(21.7)	2,337.2	2,479.1	(141.9)	(5.7)
	Incentivized Dismissal Program - IDP					529.6		529.6
(=)	Adjusted Net Income (excluding the IDP*)	846.3	1,081.1	(234.8)	(21.7)	2,866.8	2,479.1	387.7	15.6
	Income tax and social contribution	431.3	557.2	(125.9)	(22.6)	1,130.2	1,223.1	(92.9)	(7.6)
	Financial result	428.9	(118.5)	547.4	(461.9)	702.5	(134.3)	836.8	(623.1)
	Other operating income (expenses), net	(6.0)	2.7	(8.7)	(322.2)	(71.1)	(2.1)	(69.0)	3,285.7
	Depreciation and amortization	713.5	613.7	99.8	16.3	2,041.4	1,801.6	239.8	13.3
(=)	Adjusted EBITDA (excluding the IDP)**	2,414.0	2,136.2	277.8	13.0	6,669.8	5,367.4	1,302.4	24.3
	(%) Adjusted EBITDA margin (excluding the IDP)	37.4	35.7			36.4	33.3
	(%) Adjusted EBITDA margin (excluding the IDP) on Net Revenue, excluding Construction	47.1	46.1			45.9	42.2

* Incentivized Dismissal Program
** Adjusted EBITDA corresponds to income before (i) other operating income (expenses), net; (ii) financial result; (iii) income tax and social contribution; (iv) depreciation and amortization expenses; and (v) incentivized dismissal program.

The net operating income, which includes construction revenue, totaled R$ 6,453.3 million in 3Q23, an increase of 7.8% over 3Q22.

Excluding construction costs, costs and expenses totaled R$ 3,454.2 million, an increase of R$ 302.9 million (+9.6%).

The adjusted EBITDA was R$ 2,414.0 million in 3Q23 compared to the R$ 2,136.2 reported in 3Q22 (R$ 7,860.4 million in the last 12 months).

Earnings Results 3Q23 Page 5

The Adjusted EBITDA margin was 37.4% in 3Q23 compared to the 35.7% reported in 3Q22 (32.4% in the last 12 months). Excluding the effects of revenue and construction costs, the adjusted EBITDA margin reached 46.6% in 3Q23 compared to 45.4% in 3Q22 (40.8% in the last 12 months).

The Company recorded a net income of R$ 846.3 million in 3Q23, compared to R$ 1,081.1 million in 3Q22.

2.	Revenue from sanitation services

The gross operating revenue from sanitation services, which excludes construction revenue, totaled R$ 5,539.4 million in 3Q23, an increase of R$ 527.0 million (+10.5%) over the R$ 5,012.4 million recorded in 3Q22.

The main factors that led to the increase were:

•	Tariff adjustment of 9.6% since May 2023; and
•	An increase of 3.5% in the total billed volume.

Revenue from sanitation services grew by R$ 1,878.8 million (+13.7%) in 9M23, moving up from R$ 13,762.1 million in 2022 to R$ 15,640.9 million in 9M23, mainly due to:

•	Tariff adjustment of 12.8% since May 2022;
•	Tariff adjustment of 9.6% since May 2023; and
•	An increase of 2.4% in the total billed volume.

3.	construction revenue

Construction revenue fell by R$ 17.4 million (-1.3%), due to lower investments made.

Construction revenue grew by R$ 382.4 million in 9M23 (+11.3%), as a result of higher investments made in the period.

4.	Billed volume

The following tables show the water and sewage billed volumes, on a quarter-over-quarter and year-over-year basis, per customer category.

WATER AND SEWAGE BILLED VOLUME[1] PER CUSTOMER CATEGORY – million m3
		Water			Sewage		Water + Sewage
Category	3Q23	3Q22%		3Q23	3Q22%		3Q23	3Q22%
Residential	477.6	462.3	3.3	420.0	405.5	3.6	897.6	867.8	3.4
Commercial	47.1	45.5	3.5	45.4	44.2	2.7	92.5	89.7	3.1
Industrial	9.0	8.8	2.3	9.7	9.6	1.0	18.7	18.4	1.6
Public	12.3	11.1	10.8	11.1	10.1	9.9	23.4	21.2	10.4
Total Retail	546.0	527.7	3.5	486.2	469.4	3.6	1,032.2	997.1	3.5
Wholesale[2]	11.2	11.8	(5.1)	5.5	4.9	12.2	16.7	16.7
Total	557.2	539.5	3.3	491.7	474.3	3.7	1,048.9	1,013.8	3.5

Earnings Results 3Q23 Page 6

		Water			Sewage		Water + Sewage
Category	9M23	9M22%		9M23	9M22%		9M23	9M22%
Residential	1,426.2	1,397.6	2.0	1,251.1	1,218.8	2.7	2,677.3	2,616.4	2.3
Commercial	141.2	136.5	3.4	134.6	131.8	2.1	275.8	268.3	2.8
Industrial	26.4	25.8	2.3	28.7	28.4	1.1	55.1	54.2	1.7
Public	34.6	32.4	6.8	31.1	28.8	8.0	65.7	61.2	7.4
Total Retail	1,628.4	1,592.3	2.3	1,445.5	1,407.8	2.7	3,073.9	3,000.1	2.5
Wholesale[2]	34.9	36.0	(3.1)	16.2	14.9	8.7	51.1	50.9	0.4
Total	1,663.3	1,628.3	2.1	1,461.7	1,422.7	2.7	3,125.0	3,051.0	2.4

1. Not reviewed by external auditors
2. Wholesale includes volumes of reuse water and non-domestic sewage

5.	Costs, administrative & selling expenses

Costs, administrative and selling expenses increased by R$ 302.9 million in 3Q23 (+9.6%).

Costs, administrative and selling expenses as a percentage of net revenue (excluding construction revenue) were 67.5% in 3Q23 compared to 68.0% in 3Q22.

R$ million

23	3Q23	3Q22	Var. (R$)%		9M23	9M22	Var. (R$)%
Salaries, payroll charges and benefits, and Pension plan obligations	800.9	764.7	36.2	4.7	2,892.5	2,208.7	683.8	31.0
General supplies	96.6	107.8	(11.2)	(10.4)	274.4	289.2	(14.8)	(5.1)
Treatment supplies	113.2	149.9	(36.7)	(24.5)	416.7	439.7	(23.0)	(5.2)
Services	724.5	635.3	89.2	14.0	1,992.6	1,746.8	245.8	14.1
Electricity	368.0	359.3	8.7	2.4	1,150.5	1,147.4	3.1	0.3
General expenses	458.1	361.5	96.6	26.7	1,168.5	997.3	171.2	17.2
Share of the municipal government in the collection	221.2	193.0	28.2	14.6	614.6	528.3	86.3	16.3
Other general expenses	236.9	168.5	68.4	40.6	553.9	469.0	84.9	18.1
Tax expenses	22.8	23.3	(0.5)	(2.1)	63.9	61.2	2.7	4.4
Depreciation and amortization	713.5	613.7	99.8	16.3	2,041.4	1,801.6	239.8	13.3
Allowance for doubtful accounts	156.6	135.8	20.8	15.3	536.9	566.4	(29.5)	(5.2)
Costs, administrative & selling expenses	3,454.2	3,151.3	302.9	9.6	10,537.4	9,258.3	1,279.1	13.8
% of net revenue (excluding construction revenue)	67.5	68.0			72.5	72.7
% of net revenue (excluding construction revenue and the IDP)	67.5	68.0			68.9	72.7

SALARIES, PAYROLL CHARGES AND BENEFITS, AND PENSION PLAN OBLIGATIONS

The R$ 36.2 million increase (+4.7%) recorded in 3Q23 was mainly due to:

•	The salary adjustment of 4.9% (R$ 15.0 million) in May 2023 and the application of 1% referring to the Career and Salary Plan in February 2023, partially offset by the 3.7% decline in the average number of employees; and
•	R$ 15.1 million in health care expenses, due to higher use of services and increased average hospital costs.

The R$ 683.9 million increase (+31.0%) in 9M23, was mainly due to:

•	An increase of R$ 529.6 million, due to the provision created for employees who joined the IDP;

Earnings Results 3Q23 Page 7
•	R$ 31.5 million in health care expenses; and
•	R$ 88.6 million due to the 12.9% and 4.9% salary adjustments in May 2022 and May 2023, respectively, and the application of 1% referring to the Career and Salary Plan in February 2023, partially offset by the 2.3% decline in the average number of employees.

GENERAL SUPPLIES

Decrease of R$ 11.2 million (-10.4%), spread across various, the most significant of which was the R$ 3.0 million decrease with fuels and lubricants.

TREATMENT SUPPLIES

Decrease of R$ 36.7 million (-24.5%), due to: (i) the decrease in some product prices, some of which were impacted by the international market, such as aluminum polychloride; and (ii) the lower use of algaecides, coagulants, and disinfectants in several water treatment plants to maintain the quality of raw water.

Decrease of R$ 23.0 million (-5.2%) in 9M23, mainly impacted by the volatility in the international prices and the product utilization mix aligned with the strategy of achieving the best cost/benefit. Furthermore, due to the greater availability of water, it was possible to use more water from reservoirs that have lower treatment costs.

SERVICES

Service expenses totaled R$ 724.5 million, an increase of R$ 89.2 million (+14.0%) over the R$ 635.3 million recorded in 3Q22. The main increases were:

•	R$ 37.1 million with paving and replacing of sidewalks;
•	R$ 26.7 million paid to technical services;
•	R$ 11.1 million with credit recovery;
•	R$ 8.2 million with surveillance; and
•	R$ 7.3 million for the maintenance of water and sewage networks, connections, and systems.

Expenses increased by R$ 245.8 million (+14.1%) in 9M23, moving up from R$ 1,746.8 million in 2022 to R$ 1,992.6 million in 2023, due to:

•	R$ 96.7 million paid to technical services, mainly IT consulting, maintenance, and support;
•	R$ 51.6 million for the maintenance of water and sewage networks, connections, and systems;
•	R$ 47.5 million with paving and replacing of sidewalks;
•	R$ 18.5 million with meter reading and bill delivery;
•	R$ 11.1 million with credit recovery;
•	R$ 9.1 million with advertising; and
•	R$ 8.6 million with surveillance.

ELECTRICITY

Electricity expenses totaled R$ 368.0 million in 3Q23, an increase of R$ 8.7 million (+2.4%) over the R$ 359.3 million recorded in 3Q22. Of the total, the Free Market Tariffs (FMT) accounted for 64.6% of total expenses in 3Q23 (65.4% in 3Q22) while the Regulated Market Tariffs (RMT) accounted for 35.4% (34.6% in 3Q22).The main factors that contributed to this variation were:

Earnings Results 3Q23 Page 8
•	An average increase of 5.9% in FMT prices (including Grid Market Tariffs - TUSD), with an 11.3% decrease in consumption; and
•	An average increase of 10.7% in RMT tariffs, with a decrease of 8.1% in consumption.

Due to the volatility in average costs observed in 9M23, the variation in this line came to R$ 3.1 million (0.3%).

GENERAL EXPENSES

Increase of R$ 96.6 million (+26.7%), totaling R$ 458.1 million in 3Q23, compared to the R$ 361.5 million reported in 3Q22, mainly due to:

•	Increase of R$ 64.9 million in expenses with lawsuits in 3Q23; and
•	Higher provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 28.1 million.

Expenses with municipal transfers totaled R$ 221.1 million in 3Q23, compared to the R$ 193.0 million reported in 3Q22.

Expenses with the use of water totaled R$ 27.6 million in 3Q23, compared to the R$ 26.8 million reported in 3Q22.

General expenses increased by R$ 171.2 million (+17.2%) in 9M23, mainly due to:

•	Increase in the provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 86.3 million; and
•	Increase of R$ 79.5 million in expenses with lawsuits.

DEPRECIATION AND AMORTIZATION

Increase of R$ 99.8 million (+16.3%) (R$ 239.8 million (+13.3%) in 9M23), due to the beginning of operations of intangible assets, totaling R$ 6.4 billion.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Increase of R$ 20.8 million (+15.3%), moving up from R$ 135.8 million in 3Q22 to R$ 156.6 million in 3Q23, due to the higher delinquency in 3Q23.

Reduction of R$ 60.8 million (-28.0%) year-over-year in 3Q23, primarily due to the impact of the debt negotiation fair (Feirão) held in August and September 2023.

6.	Financial result

R$ million

	3Q23	3Q22	Var. (R$)%
Financial expenses, net of revenue	(330.8)	(229.7)	(101.1)	44.0
Monetary and exchange variations, net	(98.1)	348.2	(446.3)	(128.2)
Financial Result	(428.9)	118.5	(547.4)	(461.9)

Earnings Results 3Q23 Page 9

Financial expenses, net of revenue

R$ million

	3Q23	3Q22	Var. (R$)%
Financial expenses
Interest and charges on domestic borrowings and financing	(297.3)	(271.3)	(26.0)	9.6
Interest and charges on international borrowings and financing	(22.4)	(14.6)	(7.8)	53.4
Other financial expenses	(158.1)	(89.9)	(68.2)	75.9
Total financial expenses	(477.8)	(375.8)	(102.0)	27.1
Financial revenue	147.0	146.1	0.9	0.6
Financial expenses, net of revenue	(330.8)	(229.7)	(101.1)	44.0

The main impacts resulted from:

•	An increase of R$ 26.0 million in interest and charges on domestic borrowings and financing, mainly due to funding from IDB Invest 2022 and IDB Invest 2023 (in July 2022 and May 2023, respectively), with an impact of R$ 21.4 million;
•	An increase of R$ 7.8 million in interest and charges on international borrowings and financing, mainly due to an increase in the interest rate of some contracts with IDB and IBRD, due to the variation of the average SOFR rate (from 2.14% in 3Q22 to 5.27% in 3Q23); and
•	Increase of R$ 68.2 million in other financial expenses, due to: (i) the R$ 42.0 million increase in interest charged on performance agreements, as a result of the higher number of agreements that entered the payment phase; and (ii) increased provisioning of interest charged on lawsuit, of R$ 26.3 million.

Monetary and exchange variations, net

R$ million

	3Q23	3Q22	Var. (R$)%
Monetary and exchange variations on liabilities
Monetary variations on borrowings and financing	(14.6)	14.7	(29.3)	(199.3)
Exchange variations on borrowings and financing	(49.9)	27.3	(77.2)	(282.8)
Other monetary variations	(68.7)	(43.8)	(24.9)	56.8
Total monetary and exchange variations on liabilities	(133.2)	(1.8)	(131.4)	7,300.0
Monetary and exchange variations on assets	35.1	350.0	(314.9)	(90.0)
Monetary and exchange variations, net	(98.1)	348.2	(446.3)	(128.2)

The negative effect of net monetary and exchange variations in 3Q23 was R$ 446.3 million, especially due to:

•	R$ 29.3 million increase in monetary variations on borrowings and financing, due to the increase in the IPCA - Consumer Price Index (from -1.32% in 3Q22 to 0.61% in 3Q23);
•	An exchange variation loss of R$ 77.2 million on borrowings and financing, due to the appreciation of the U.S. Dollar and the Yen in 3Q23 (3.9% and 0.5%, respectively), compared to the appreciation of the U.S. Dollar and the devaluation of the Yen in 3Q22 (3.2% and -3.2%, respectively);
•	Increase of R$ 24.9 million in other monetary variations, mainly on lawsuits, of R$ 20.9 million; and
•	Impact of R$ 314.9 million in monetary and exchange variations on assets, due to the recognition of R$ 324.5 million referring to the non-recurring monetary adjustment on the GESP 2015 agreement in 3Q22, resulting from the judicial order prohibiting the transfer of the reservoirs of the Alto Tietê Production System.

Earnings Results 3Q23 Page 10
7.	Income tax and social contribution

The R$ 125.9 million decrease in 3Q23 was mainly due to:

•	R$ 302.9 million increase in costs and expenses; and
•	Negative variation of R$ 547.4 million in the financial result.

The aforementioned factors were mitigated mainly by the R$ 465.6 million increase in net operating income.

8.	Indicators
a)	operational
Operational indicators*	3Q23	3Q22%
Water connections[1]	9,402	9,325	0.8
Sewage connections[1]	8,090	7,990	1.3
Population directly served - water[2]	28.1	27.9	0.7
Population directly served - sewage[2]	24.9	24.7	0.8
Number of employees	11,606	12,372	(6.2)
Volume of water produced in the quarter[3]	746	709	5.2
Volume of water produced in the year[3]	2,213	2,134	3.7
IPM - Measured Water Loss (%)[3]	29.5	28.6	3.1
IPDt (liters/connection x day)[3]	257	248	3.6

1. Active connections, in thousand units at the end of the period.
2. In million inhabitants, at the end of the period. Does not include wholesale.
3. Millions of m³. Excludes volumes produced in the municipalities of Aguaí, Mauá, and Tapiratiba in 3Q22.
* Not reviewed by external auditors

b)	Economic
Economic variables at the close of the quarter*	3Q23	3Q22
IPCA - Amplified Consumer Price Index[1]	0.61	(1.32)
INPC - National Consumer Price Index[1]	0.22	(1.23)
IPC - Consumer Price Index[1]	(0.05)	0.40
DI - Interbank Deposit²	13.28	13.47
U.S. dollar[3]	5.0076	5.4066
Japanese yen³	0.03351	0.03737

1. Accrued in the quarter (%)

2. Average quarterly rate (%)

3. Ptax sale rate on the last day

* Not reviewed by external auditors

Earnings Results 3Q23 Page 11

9.	Borrowings and financing

R$ Thousand

DEBT PROFILE
INSTITUTION	2023	2024	2025	2026	2027	2028	2029 onwards	TOTAL	% of Total
Local currency
Debentures	342,735	1,205,249	1,334,931	1,213,264	1,360,087	656,199	1,548,625	7,661,090	40
Caixa Econômica Federal	25,810	107,238	113,931	121,043	128,588	136,471	989,491	1,622,572	9
BNDES	58,759	235,928	215,485	205,555	192,861	72,977	223,213	1,204,778	6
IDB - National	14,100	249,099	260,899	330,209	315,069	420,959	2,356,865	3,947,200	21
IFC	7,600	22,800	39,200	51,800	70,800	103,600	934,658	1,230,458	6
Leases (Concession Agreements, Program Contracts, and Contract Asset)[1]	-	49,299	51,852	30,229	34,632	38,007	119,669	323,688	2
Leases (others)[2]	26,637	59,141	50,856	20,889	720	-	-	158,243	1
Other	2,711	3,000	2,765	142	-	-	-	8,618	0
Interest and other charges	254,428	107,897	0	-	-	-	-	362,325	2
Total in local currency	732,780	2,039,651	2,069,919	1,973,131	2,102,757	1,428,213	6,172,521	16,518,972	87
Foreign currency
IDB	-	51,469	66,405	29,873	29,873	29,873	440,818	648,311	3
IBRD	-	30,445	30,445	30,445	30,445	30,445	285,533	437,758	2
JICA	4,837	143,785	143,785	143,785	143,785	143,785	655,119	1,378,881	8
Interest and other charges	16,032	2,936	-	-	-	-	-	18,968	0
Total in foreign currency	20,869	228,635	240,635	204,103	204,103	204,103	1,381,470	2,483,918	13
TOTAL	753,649	2,268,286	2,310,554	2,177,234	2,306,860	1,632,316	7,553,991	19,002,890	100

1. Refers to work contracts signed as Assets Lease;

2. Obligations related to leasing agreements, mainly vehicle leases.

Earnings Results 3Q23 Page 12

Covenants

The table below shows the most restrictive clauses in 3Q23:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt1 / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00

1. “Other Onerous Debts” correspond to the sum of pension plan obligations and healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

In 3Q23, the Company met the requirements of its borrowings and financing agreements.

10.	Investments

Investments totaled R$ 1,404.4 million in 3Q23, presented as additions in the notes to the quarterly information under Contract Asset, Intangible Assets, and Property, Plant and Equipment, of R$ 1,251.1 million, R$ 105.3 million, and R$ 48.0 million, respectively. Disbursements in 3Q23 referring to investments, including from previous periods, totaled R$ 751.8 million.

The table below shows investments broken down by water and sewage:

R$ million

	Water	Sewage	Total
Investments made	610.1	794.3	1,404.4

In 3Q23, investments were mainly allocated towards works to reduce water loss, expand the sewage systems, and for the Novo Rio Pinheiros project.

11.	Public-Private Partnership - PPP

The chart below shows expenses with Public-Private Partnerships in 3Q23, compared to the figures reported in 3Q22:

R$ Thousand

SÃO LOURENÇO PRODUCTION SYSTEM	3Q23	3Q22	Var. (R$)%
General supplies	4,855.5	4,617.8	237.7	5.1
Services	10,245.3	9,743.8	501.5	5.1
General expenses	1,341.7	1,276.0	65.7	5.1
Amortization	42,474.5	42,474.5
Financial expenses	81,204.8	81,019.3	185.5	0.2
Total	140,121.8	139,131.4	990.4	0.7

Earnings Results 3Q23 Page 13

ALTO TIETÊ PRODUCTION SYSTEM	3Q23	3Q22	Var. (R$)%
General supplies
Services	18,539.6	18,639.5	(99.9)	(0.5)
General expenses
Amortization	4,078.3	4,333.5	(255.2)	(5.9)
Financial expenses	4,529.4	6,517.5	(1,988.1)	(30.5)
Total	27,147.3	29,490.5	(2,343.2)	(7.9)
Total expenses with PPPs	167,269.1	168,621.9	(1,352.8)	(0.8)

Earnings Results 3Q23 Page 14

Earnings Results 3Q23 Page 15

Income Statement

Brazilian Corporate Law		R$ '000
	3Q23	3Q22
Net Operating Income	6,453,246	5,987,739
Operating Costs	(3,944,519)	(3,767,593)
Gross Profit	2,508,727	2,220,146
Operating Expenses
Selling	(237,074)	(234,054)
Allowance for doubtful accounts	(156,664)	(135,822)
Administrative expenses	(419,083)	(333,719)
Other operating revenue (expenses), net	6,028	(2,787)
Operating Income Before Shareholdings	1,701,934	1,513,764
Equity Result	4,635	5,941
Earnings Before Financial Results, net	1,706,569	1,519,705
Financial, net	(379,339)	91,396
Exchange gain (loss), net	(49,581)	27,112
Earnings before Income Tax and Social Contribution	1,277,649	1,638,213
Income Tax and Social Contribution
Current	(461,143)	(501,204)
Deferred	29,789	(55,949)
Net Income for the period	846,295	1,081,060
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	1.24	1.58
Depreciation and Amortization	(713,461)	(613,711)
Adjusted EBITDA	2,414,002	2,136,203
% over net revenue	37.4%	35.7%

Earnings Results 3Q23 Page 16

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	09/30/2023	12/31/2022
Current assets
Cash and cash equivalents	1,592,888	1,867,485
Financial investments	1,381,568	1,677,873
Trade receivables	3,393,831	3,062,574
Related parties and transactions	232,797	205,793
Inventories	120,608	124,247
Restricted cash	53,736	37,474
Current recoverable taxes	262,742	242,906
Other assets	81,746	66,312
Total current assets	7,119,916	7,284,664

Noncurrent assets
Trade receivables	214,526	215,234
Related parties and transactions	941,047	950,950
Escrow deposits	130,795	170,093
National Water and Sanitation Agency – ANA	3,463	9,193
Other assets	235,262	146,362

Equity investments	156,367	110,765
Investment properties	46,690	46,726
Contract assets	7,889,956	8,613,968
Intangible assets	41,825,448	39,320,871
Property, plant and equipment	418,424	338,939
Total noncurrent assets	51,861,978	49,923,101

Total assets	58,981,894	57,207,765

LIABILITIES AND EQUITY	09/30/2023	12/31/2022
Current liabilities
Trade payables	518,199	430,946
Borrowings and financing	2,652,150	2,245,960
Accrued payroll and related charges	909,606	498,504
Taxes and contributions	310,157	293,461
Dividends and interest on capital payable	553	741,725
Provisions	1,014,493	924,038
Services payable	756,547	723,242
Public-Private Partnership – PPP	239,831	222,413
Program Contract Commitments	26,379	100,188
Other liabilities	631,337	476,865
Total current liabilities	7,059,252	6,657,342

Earnings Results 3Q23 Page 17

Noncurrent liabilities
Borrowings and financing	16,350,740	16,712,711
Deferred income tax and social contribution	72,125	189,278
Deferred Cofins and Pasep	159,937	159,723
Provisions	703,141	686,746
Pension obligations	2,126,918	2,150,191
Public-Private Partnership – PPP	2,583,118	2,736,768
Program Contract Commitments	11,851	12,197
Other liabilities	320,956	569,276
Total noncurrent liabilities	22,328,786	23,216,890

Total liabilities	29,388,038	29,874,232

Equity
Paid-up capital	15,000,000	15,000,000
Profit reserve	12,078,963	12,155,890
Other comprehensive income	177,643	177,643
Retained earnings	2,337,250	-
Total equity	29,593,856	27,333,533

Total equity and liabilities	58,981,894	57,207,765

Earnings Results 3Q23 Page 18

Cash Flow

Brazilian Corporate Law		R$ '000
	Jan-Sep 2023	Jan-Sep 2022
Cash flow from operating activities
Profit before income tax and social contribution	3,467,427	3,702,154
Adjustment for Net income reconciliation:
Depreciation and amortization	2,041,377	1,801,622
Residual value of property, plant and equipment and intangible assets written-off	7,241	23,652
Allowance for doubtful accounts	536,895	566,448
Provision and inflation adjustment	331,157	282,463
Interest calculated on loans and financing payable	960,460	776,535
Inflation adjustment and foreign exchange gains (losses) on loans and financing	(174,497)	(409,109)
Interest and inflation adjustment losses	13,976	18,484
Interest and inflation adjustment gains	(88,031)	(394,968)
Financial charges from customers	(285,514)	(247,355)
Margin on intangible assets arising from concession	(84,577)	(76,289)
Provision for Consent Decree (TAC) and Incentivized Dismissal Program (IDP)	571,275	(1,238)
Equity result	(21,016)	(17,448)
Interest and inflation adjustment (Public-Private Partnership)	366,143	366,890
Provision from São Paulo agreement	185,838	167,655
Pension obligations	155,763	141,493
Other adjustments	17,629	11,397
	8,001,546	6,712,386
Changes in assets
Trade accounts receivable	(563,914)	(483,163)
Accounts receivable from related parties	8,325	(311,635)
Inventories	3,639	(6,553)
Recoverable taxes	(19,836)	124,392
Escrow deposits	48,850	17,907
Other assets	(93,738)	(3,630)
Changes in liabilities
Trade payables and contractors	(409,644)	(224,046)
Services payable	(152,533)	(49,493)
Accrued payroll and related charges	(30,917)	101,473
Taxes and contributions payable	(168,118)	(85,843)
Deferred Cofins/Pasep	214	1,334
Provisions	(224,307)	(422,684)
Pension obligations	(179,036)	(169,884)
Other liabilities	(684,069)	(426,677)
Cash generated from operations	5,536,462	4,773,884

Interest paid	(1,476,871)	(1,145,888)
Income tax and contribution paid	(1,062,516)	(1,058,829)

Net cash generated from operating activities	2,997,075	2,569,167

Earnings Results 3Q23 Page 19

Cash flows from investing activities
Acquisition of contract assets and intangible assets	(2,209,493)	(2,507,631)
Restricted cash	(16,262)	(9,194)
Financial investments	331,342	833,325
Investment properties	(1,676)	-
Purchases of tangible assets	(88,242)	(40,472)
Net cash used in investing activities	(1,984,331)	(1,723,972)

Cash flow from financing activities
Loans and financing
Proceeds from loans	1,391,821	2,690,603
Repayments of loans	(1,276,199)	(1,369,327)
Payment of interest on shareholders' equity	(823,671)	(603,541)
Public-Private Partnership – PPP	(502,375)	(476,097)
Program Contract Commitments	(76,917)	(16,004)
Net cash used in financing activities	(1,287,341)	225,634

Increase/(decrease) in cash and cash equivalents	(274,597)	1,070,829

Represented by:
Cash and cash equivalents at beginning of the year	1,867,485	717,929
Cash and cash equivalents at end of the year	1,592,888	1,788,758
Increase/(decrease) in cash and cash equivalents	(274,597)	1,070,829

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 10, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.